Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash	$41,619	$21,587
Accounts receivable	437,258	413,925
Inventory	36,562	35,158
Total current assets	515,439	470,670
Non-current assets:
Income tax recoverable	695	1,602
Deferred tax assets	454	455
Right-of-use assets	59,493	60,032
Property, plant and equipment	2,280,492	2,303,338
Intangibles	18,550	19,575
Investments and other assets	16,276	20,451
Total non-current assets	2,375,960	2,405,453
Total assets	$2,891,399	$2,876,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$248,140	$392,053
Income taxes payable	3,379	2,991
Current portion of lease obligations	12,787	12,698
Current portion of long-term debt (Note 5)	2,285	2,287
Total current liabilities	266,591	410,029

Non-current liabilities:
Share-based compensation (Note 7)	17,154	60,133
Provisions and other	7,518	7,538
Lease obligations	52,443	52,978
Long-term debt (Note 5)	1,161,626	1,085,970
Deferred tax liabilities	46,482	28,946
Total non-current liabilities	1,285,223	1,235,565
Shareholders’ equity:
Shareholders’ capital (Note 8)	2,313,746	2,299,533
Contributed surplus	73,035	72,555
Deficit	(1,205,443)	(1,301,273)
Accumulated other comprehensive income	158,247	159,714
Total shareholders’ equity	1,339,585	1,230,529
Total liabilities and shareholders’ equity	$2,891,399	$2,876,123

See accompanying notes to condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2023	2022

Revenue (Note 3)	$558,607	$351,339
Expenses:
Operating	339,867	258,974
General and administrative	15,521	55,510
Earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	203,219	36,855
Depreciation and amortization	71,543	68,457
Gain on asset disposals	(9,276)	(3,114)
Foreign exchange	(483)	(518)
Finance charges (Note 6)	22,920	20,730
Loss (gain) on investments and other assets	4,230	(5,569)
Earnings (loss) before income taxes	114,285	(43,131)
Income taxes:
Current	841	970
Deferred	17,614	(257)
	18,455	713
Net earnings (loss)	$95,830	$(43,844)
Net earnings (loss) per share: (Note 9)
Basic	$7.02	$(3.25)
Diluted	$5.57	$(3.25)

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2023	2022
Net earnings (loss)	$95,830	$(43,844)
Unrealized loss on translation of assets and liabilities of operations denominated in foreign currency	(4,140)	(16,971)
Foreign exchange gain on net investment hedge with U.S. denominated debt	2,673	12,768
Comprehensive income (loss)	$94,363	$(48,047)

See accompanying notes to condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2023	2022
Cash provided by (used in):
Operations:
Net earnings (loss)	$95,830	$(43,844)
Adjustments for:
Long-term compensation plans	(4,117)	31,212
Depreciation and amortization	71,543	68,457
Gain on asset disposals	(9,276)	(3,114)
Foreign exchange	(502)	(271)
Finance charges	22,920	20,730
Income taxes	18,455	713
Loss (gain) on investments and other assets	4,230	(5,569)
Income taxes paid	(171)	(227)
Interest paid	(39,375)	(38,161)
Interest received	116	29
Funds provided by operations	159,653	29,955
Changes in non-cash working capital balances	(131,297)	(95,249)
	28,356	(65,294)
Investments:
Purchase of property, plant and equipment	(50,795)	(36,402)
Proceeds on sale of property, plant and equipment	7,765	2,847
Business acquisitions	(28,000)	—
Purchase of investments and other assets	(55)	—
Changes in non-cash working capital balances	(7,732)	3,212
	(78,817)	(30,343)
Financing:
Issuance of long-term debt	139,049	88,124
Repayments of long-term debt	(61,344)	(8,190)
Repurchase of share capital	(4,993)	—
Issuance of common shares on the exercise of options	—	1,396
Lease payments	(1,961)	(1,567)
	70,751	79,763
Effect of exchange rate changes on cash	(258)	(612)
Increase (decrease) in cash	20,032	(16,486)
Cash, beginning of period	21,587	40,588
Cash, end of period	$41,619	$24,102

See accompanying notes to condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2023	$2,299,533	$72,555	$159,714	$(1,301,273)	$1,230,529
Net earnings for the period	—	—	—	95,830	95,830
Other comprehensive loss for the period	—	—	(1,467)	—	(1,467)
Settlement of Executive Performance and Restricted Share Units	19,206	—	—	—	19,206
Share repurchases	(4,993)	—	—	—	(4,993)
Share-based compensation expense	—	480	—	—	480
Balance at March 31, 2023	$2,313,746	$73,035	$158,247	$(1,205,443)	$1,339,585

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2022	$2,281,444	$76,311	$134,780	$(1,266,980)	$1,225,555
Net loss for the period	—	—	—	(43,844)	(43,844)
Other comprehensive loss for the period	—	—	(4,203)	—	(4,203)
Share options exercised	1,970	(574)	—	—	1,396
Settlement of Executive Performance Share Units	14,083	—	—	—	14,083
Share-based compensation reclassification	—	(219)	—	—	(219)
Share-based compensation expense	—	646	—	—	646
Balance at March 31, 2022	$2,297,497	$76,164	$130,577	$(1,310,824)	$1,193,414

See accompanying notes to condensed interim consolidated financial statements.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas and geothermal exploration and production companies in Canada, the United States and certain international locations.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2022.

These condensed interim consolidated financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated annual financial statements for the year ended December 31, 2022.

These condensed interim consolidated financial statements were approved by the Board of Directors on April 25, 2023.

(b) Use of Estimates and Judgements

The preparation of the condensed interim consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed interim consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed interim consolidated financial statements remained unchanged from those disclosed in the Corporation’s consolidated annual financial statements for the year ended December 31, 2022.

NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment. Revenue has been disaggregated by primary geographical market and type of service provided.

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Three Months Ended March 31, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$254,138	$4,077	$—	$(14)	$258,201
Canada	201,678	70,446	—	(1,978)	270,146
International	30,260	—	—	—	30,260
	$486,076	$74,523	$—	$(1,992)	$558,607

Day rate/hourly services	$473,665	$74,523	$—	$(14)	$548,174
Shortfall payments/idle but contracted	883	—	—	—	883
Turnkey drilling services	8,988	—	—	—	8,988
Other	2,540	—	—	(1,978)	562
	$486,076	$74,523	$—	$(1,992)	$558,607

Three Months Ended March 31, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$141,265	$4,038	$—	$(1)	$145,302
Canada	138,517	34,200	—	(1,043)	171,674
International	34,363	—	—	—	34,363
	$314,145	$38,238	$—	$(1,044)	$351,339

Day rate/hourly services	$298,050	$38,238	$—	$(193)	$336,095
Turnkey drilling services	14,738	—	—	—	14,738
Other	1,357	—	—	(851)	506
	$314,145	$38,238	$—	$(1,044)	$351,339

(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 48% (2022 - 49%) of consolidated revenue for the three months ended March 31, 2023 and 38% (2022 - 37%) of consolidated total assets as at March 31, 2023. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp and catering services. The Corporation provides services primarily in Canada, the United States and certain international locations.

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Three Months Ended March 31, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$486,076	$74,523	$—	$(1,992)	$558,607
Earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	189,123	17,406	(3,310)	—	203,219
Depreciation and amortization	65,555	3,731	2,257	—	71,543
Gain on asset disposals	(8,580)	(566)	(130)	—	(9,276)
Total assets	2,570,030	187,913	133,456	—	2,891,399
Capital expenditures	48,824	1,783	188	—	50,795

Three Months Ended March 31, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$314,145	$38,238	$—	$(1,044)	$351,339
Earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	71,174	6,539	(40,858)	—	36,855
Depreciation and amortization	62,653	3,350	2,454	—	68,457
Gain on asset disposals	(1,882)	(1,170)	(62)	—	(3,114)
Total assets	2,432,067	135,577	125,240	—	2,692,884
Capital expenditures	35,228	1,000	174	—	36,402

A reconciliation of total segment earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization to net earnings (loss) is as follows:

	Three Months Ended March 31,
	2023	2022
Total segment earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	$203,219	$36,855
Deduct:
Depreciation and amortization	71,543	68,457
Gain on asset disposals	(9,276)	(3,114)
Foreign exchange	(483)	(518)
Finance charges	22,920	20,730
Loss (gain) on investments and other assets	4,230	(5,569)
Income taxes	18,455	713
Net earnings (loss)	$95,830	$(43,844)

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NOTE 5. LONG-TERM DEBT

		U.S. Denominated Facilities			Canadian Facilities and Translated U.S. Facilities
		March 31,		December 31,	March 31,	December 31,
		2023		2022	2023	2022

Current Portion of Long-Term Debt
Canadian Real Estate Credit Facility	US	$—	US	$—	$1,333	$1,333
U.S. Real Estate Credit Facility		704		704	952	954
	US	$704	US	$704	$2,285	$2,287

Long-Term Debt
Senior Credit Facility	US	$102,059	US	$44,000	$137,923	$59,620
Canadian Real Estate Credit Facility		—		—	16,000	16,334
U.S. Real Estate Credit Facility		8,213		8,389	11,099	11,368
Unsecured Senior Notes:
7.125% senior notes due 2026		347,765		347,765	469,970	471,225
6.875% senior notes due 2029		400,000		400,000	540,560	542,004
	US	$858,037	US	$800,154	1,175,552	1,100,551
Less net unamortized debt issue costs and original issue discount					(13,926)	(14,581)
					$1,161,626	$1,085,970

	Senior Credit Facility	Unsecured Senior Notes	Canadian Real Estate Credit Facility	U.S. Real Estate Credit Facility	Debt Issue Costs and Original Issue Discount	Total
Current	$—	$—	$1,333	$954	$—	$2,287
Long-term	59,620	1,013,229	16,334	11,368	(14,581)	1,085,970
December 31, 2022	59,620	1,013,229	17,667	12,322	(14,581)	1,088,257
Changes from financing cash flows:
Proceeds from Senior Credit Facility	139,049	—	—	—	—	139,049
Repayment of Senior Credit Facility	(60,772)	—	—	—	—	(60,772)
Repayment of Real Estate Credit Facility	—	—	(334)	(238)	—	(572)
	137,897	1,013,229	17,333	12,084	(14,581)	1,165,962
Amortization of debt issue costs	—	—	—	—	655	655
Foreign exchange adjustment	26	(2,699)	—	(33)	—	(2,706)
March 31, 2023	$137,923	$1,010,530	$17,333	$12,051	$(13,926)	$1,163,911

Current	$—	$—	$1,333	$952	$—	$2,285
Long-term	137,923	1,010,530	16,000	11,099	(13,926)	1,161,626
March 31, 2023	$137,923	$1,010,530	$17,333	$12,051	$(13,926)	$1,163,911

At March 31, 2023, Precision was in compliance with the covenants of the Senior Credit Facility and Real Estate Credit Facilities.

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NOTE 6. FINANCE CHARGES

	Three Months Ended March 31,
	2023	2022
Interest:
Long-term debt	$21,213	$19,161
Lease obligations	862	659
Other	155	85
Income	(104)	(34)
Amortization of debt issue costs, loan commitment fees and original issue discount	794	859
Finance charges	$22,920	$20,730

NOTE 7. SHARE-BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Non-Management Directors’ DSUs (b)	Total
December 31, 2022	$38,190	$100,858	$12,297	$151,345
Expensed during period	(30)	(8,333)	(3,732)	(12,095)
Settlement in shares	(2,102)	(17,104)	—	(19,206)
Payments and redemptions	(26,409)	(47,475)	—	(73,884)
Foreign exchange	111	188	—	299
March 31, 2023	$9,760	$28,134	$8,565	$46,459

Current	$7,997	$21,308	$—	$29,305
Long-term	1,763	6,826	8,565	17,154
	$9,760	$28,134	$8,565	$46,459

(a) Restricted Share Units and Performance Share Units

A summary of the activity under the Restricted Share Unit (RSU) and the Performance Share Unit (PSU) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2022	495,168	1,136,671
Granted	65,257	121,350
Redeemed	(264,622)	(431,598)
Forfeited	(5,465)	(7,400)
March 31, 2023	290,338	819,023

(b) Non-Management Directors – Deferred Share Units Plan

A summary of the activity under the non-management director Deferred Share Unit (DSU) plan is presented below:

DSUs Outstanding
December 31, 2022	118,774
Granted	4,565
March 31, 2023	123,339

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Equity Settled Plans

(c) Executive Restricted Share Units Plan

Precision granted Executive RSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. Granted units vest annually over a three-year term.

	Executive RSUs Outstanding	Weighted Average Fair Value
December 31, 2022	—	$—
Granted	46,740	96.90
March 31, 2023	46,740	$96.90

The per unit weighted average fair value of the Executive RSUs granted during 2023 was $96.90 estimated on the grant date using a Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 4%, average expected life of two years, expected forfeiture rate of 5% and expected volatility of 68%. Included in net earnings (loss) for the quarter ended March 31, 2023 was an expense of $0.5 million (2022 – nil).

(d) Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2022 and March 31, 2023	23,055	$87.00	—	145.97	$113.01	23,055

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2022	141,748	$51.20	—	111.47	$84.84	141,748
Forfeited	(8,595)	64.20	—	64.20	64.20
March 31, 2023	133,153	$51.20	—	111.47	$86.17	133,153

(e) Non-Management Directors – Deferred Share Unit Plan

As at March 31, 2023, there were 1,470 (2022 – 1,470) deferred share units outstanding.

NOTE 8. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount
December 31, 2022	13,558,525	2,299,533
Settlement of PSUs and RSUs	230,336	19,206
Share repurchases	(67,073)	(4,993)
March 31, 2023	13,721,788	2,313,746

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile net earnings (loss) and weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	Three Months Ended March 31,
	2023	2022
Net earnings (loss) - basic	$95,830	$(43,844)
Effect of share options and other equity compensation plans	(13,244)	—
Net earnings (loss) - diluted	$82,586	$(43,844)

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	Three Months Ended March 31,
(Stated in thousands)	2023	2022
Weighted average shares outstanding – basic	13,648	13,479
Effect of share options and other equity compensation plans	1,191	—
Weighted average shares outstanding – diluted	14,839	13,479

NOTE 10. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. At the end of each reporting period, investments and other assets are measured at their estimated fair value, with changes in fair value recognized in profit or loss. Amounts drawn on the Senior Credit Facility and the Canadian and U.S. Real Estate Credit Facilities are measured at amortized cost and approximate fair value as this indebtedness is subject to floating rates of interest. The fair value of the unsecured senior notes at March 31, 2023 was approximately $964 million (December 31, 2022 – $965 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair value determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 11. BUSINESS COMBINATIONS

On July 27, 2022, Precision acquired the well servicing business and associated rental assets of High Arctic Energy Services Inc. for consideration of $38 million. On the date of acquisition, Precision made a $10 million cash payment. The remaining balance of $28 million was paid during the first quarter of 2023.

NOTE 12. INVESTMENTS AND OTHER ASSETS

Subsequent to March 31, 2023, Precision committed to a $5 million equity investment in CleanDesign Income Corp. (CleanDesign), a key supplier of Precision’s EverGreen™ Battery Energy Storage Systems (BESS). The investment provides Precision with key BESS and power management technologies and is aligned with the Company’s overall emissions reduction strategy.

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SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q1 2023 TRADING PROFILE

Toronto (TSX: PD)

High: $116.60

Low: $61.79

Close: $69.45

Volume Traded: 7,910,252

New York (NYSE: PDS)

High: US$86.94

Low: US$44.92

Close: US$51.42

Volume Traded: 4,662,200

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

•  change of address

•  lost unit certificates

•  transfer of shares to another person

•  estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

Michael R. Culbert

William T. Donovan

Brian J. Gibson

Steven W. Krablin

Susan M. MacKenzie

Lori A. Lancaster

Kevin O. Meyers

Kevin A. Neveu

David W. Williams

OFFICERS

Kevin A. Neveu

President and Chief Executive Officer

Veronica H. Foley

Chief Legal & Compliance Officer

Carey T. Ford

Chief Financial Officer

Shuja U. Goraya

Chief Technology Officer

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

President, North American Drilling

AUDITORS

KPMG LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, T2P 1G1

Canada

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com

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